EXHIBIT 95

MINE SAFETY ACT DISCLOSURE

Certain of our operations are classified as mines and are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. In the second quarter of 2017, there were no additional mine safety and health citations by the MSHA under the Mine Act except for an assessment of $116 related to a citation issued previously for MSHA Property 47-03629. There were no citations issued to MSHA Property 47-03628 during the quarter.